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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  Thrustmaster, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  886027101000

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                          Tom Kingsley
                 Simms Capital Management, Inc.
                 55 Railroad Avenue, Plaza Suite
                  Greenwich, Connecticut 06830

     (Date of Event which Requires Filing of this Statement)

                        September 6, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     886027101000

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert A. Simms, Sr.    S.S. ####-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.   X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power




8.  Shared Voting Power

         254,000


9.  Sole Dispositive Power




10. Shared Dispositive Power

         254,000




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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         254,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         6.2%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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CUSIP No.     886027101000

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Simms Capital Management, Inc.    IRS # 13-3582869


2.  Check the appropriate box if a member of a group

    a.
    b.   X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


7.  Sole Voting Power




8.  Shared Voting Power

         254,000


9.  Sole Dispositive Power




10. Shared Dispositive Power

         254,000




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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         254,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         6.2%


14. Type of Reporting Person*

         IA, CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of Thrustmaster, Inc. (the "Company").  The

Company's principal executive office is located at 7175 NW

Evergreen Parkway, #400, Hillsboro, Oregon  97124-5839.  The

filing of this Schedule 13D supercedes and replaces the Schedule

13G filing made on behalf of Simms Capital Management, Inc. on

September 10, 1996.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Robert A.

Simms, Sr. and Simms Capital Management, Inc. (together the

"Reporting Persons").  Mr. Simms is the President and Director of

Simms Capital Management, Inc. and has investment discretion over certain managed accounts.  The Reporting Persons business address is 55 Railroad Avenue, Plaza Suite, Greenwich, Connecticut

06830.

         The Reporting Persons have not during the last five

years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Persons have not during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violations with respect to such laws.




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         Mr. Simms is a citizen of the United States of America.

Simms Capital Management, Inc. is a corporation organized under the laws of Delaware.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the Reporting Persons are deemed

to beneficially own 254,000 shares of the Company's Common Stock

(the "Shares").  The Shares are held by certain managed accounts over which the Reporting Persons have investment discretion.  The

254,000 Shares were purchased on the open market at an aggregate cost of $1,519,371.  The funds for the purchase of the Shares,

came from each managed account's own funds.  No leverage was used to purchase the Shares.

Item 4.  PURPOSE OF TRANSACTION

         The Shares were acquired for, and are being held for,

investment purposes.  The Reporting Persons may acquire

additional shares of Common Stock, dispose of all or some of the

Shares from time to time, in each case in open market

transactions, block sales or purchases or otherwise, or may

continue to hold the Shares.

         The Reporting Persons do not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

However, the Reporting Persons reserve the right to discuss

company business with management, make proposals to management






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and/or take other actions to influence the management of the

Company should he deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, the Reporting Persons are deemed

to be the beneficial owner of 254,000 shares of the Company's

Common Stock.  Based on information provided by the management of the Company, there are believed to be 4,070,196 shares of the

Company's Common Stock outstanding.  Therefore, the Reporting

Persons beneficially own 6.2% of the Company's outstanding shares of Common Stock.  The Reporting Persons have the power to vote,

direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that they are currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         The Reporting Persons do not have any contractual

arrangement, understanding or relationship with any person with respect to the Common Stock of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of the Company's Common Stock that were effected by the Reporting Persons during the past 60 days.










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         Signature

         The undersigned, after reasonable inquiry and to the

best of their knowledge and belief, certifies that the

information set forth in this statement is true, complete and correct.



September 13, 1996

                             /s/ Robert A. Simms
                                 Robert A Simms


                             Simms Capital Management, Inc.


                             By: /s/ Robert A. Simms
                                 Robert A. Simms






























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                                                        EXHIBIT A


                     Daily Transactions -
                     ____________________

Trade Date     Number of Shares   Price Per Share      Value
              Purchased (or Sold)
__________    ________________    _______________      _____

6/14/96           5,000               5.13          $25,650

7/9/96           10,000               4.377         $43,770

8/26/96          12,000               4.502         $54,024

9/5/96           20,000               4.876         $97,520

9/6/96            5,000               4.75          $23,750

9/6/96           10,000               4.875         $48,750

9/6/96           10,000               5.125         $51,250






























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